SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  Report of Foreign Private Issuer Pursuant to
                Rule 13a-16 or 15d-16 OF the Securities Exchange
                                   Act of 1934

                            For the month of June 2004

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                   Av. Ayrton Senna da Silva, 1633 - 2nd Floor 54410-240 Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      (Check One) Form 20-F  X Form 40-F
                                            ---          ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))


                              (Check One) Yes     No  X
                                              ---    ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

                              (Check One) Yes     No  X
                                              ---    ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              (Check One) Yes     No  X
                                              ---    ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
                           CNPJ no 02.558.158/0001-18
                               NIRE 26.3.0001109-3
                                 Public Company


                MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS


DATE, TIME AND PLACE OF THE MEETING: On the 28th (twenty-eighth) day of May of the 2004, at 9:30 a.m., the members of the Board of Directors of TELE NORDESTE CELULAR PARTICIPACOES S.A. (the "Company"), held a special meeting, at Alameda Santos, 1940, 15 andar, in the City of Sao Paulo, SP. PARTICIPANTS: the Chairman of the Board, Mario Cesar Pereira de Araujo, and the Directors, Messrs. Franco Bertone and Isaac Selim Sutton took part in the meeting. The presence of the members of the Company's Audit Committee, Messers. Jose Carlos de Brito, Antonio Audelino, Celso Clemente Giacometti, and Antonio Barbosa Lemes Junior was also registered. Also present was the Chief Financial and Investor Relations Officer, Mr. Walmir Urbano Kesseli. CHAIR: Mr. Mario Cesar Pereira de Araujo was elected Chairman of the Meeting and Mr. Fabiano Gallo was appointed Secretary. Having confirmed the presence of the lawful quorum and observed the regular formalities, the meeting agenda was read and the Board went on to the discussions. As the meeting initiated, a detailed presentation was made regarding the items of the agenda of the meeting, especially regarding the merger of TELE NORDESTE CELULAR PARTICIPACOES S.A. into TELE CELULAR SUL PARTICIPACOES S.A. As the presentation had finished and after all queries were answered, the meeting was suspended. At 10:00am on May 31, 2004, as agreed among the directors, the meeting re-opened, and the resolutions below were approved.
RESOLUTIONS: (1) CONVENIENCE AND OPPORTUNITY OF THE MERGER OF TELE NORDESTE CELULAR PARTICIPACOES S.A. INTO TELE CELULAR SUL PARTICIPACOES S.A. Initially, the Board Members discussed the convenience and opportunity of the merger transaction under discussion, deciding, unanimously, that it should be implemented. The authorization to convene the Special Shareholders Meeting of the Company that will decide about the merger will be made on the next meeting of the board of directors, to be convened, and that will decide about the final terms of the merger agreement. (2) DRAFT OF MERGER AGREEMENT AND MATERIAL FACT
ANNOUNCEMENT: Having reviewed the draft merger agreement ("Merger Agreement") of the Company into TELE CELULAR SUL PARTICIPACOES S.A. and the material fact announcement, the Directors unanimously approved said draft Merger Agreement and the publication of the material fact announcement. Regarding the exchange ratio of the shares of the Company by shares of TELE CELULAR SUL PARTICIPACOES S.A., the Director Isaac Selim Sutton did not vote. The suggested exchange ratio was approved by the remaining Directors. Such exchange ratio lies within the value range set forth in the economic appraisal report of the Company and TELE CELULAR SUL PARTICIPACOES S.A., prepared by Banco ABN-AMRO Real S.A., which was contracted therefor, pursuant to section 3.2 of said Merger Agreement. ADJOURNMENT AND DRAFTING OF THE MINUTES: Having nothing further to discuss, the floor was offered to anyone wishing to take it. The discussions then ended and the meeting adjourned for the time necessary to draft these minutes in the proper book, which, when the meeting was resumed, were read, approved and signed by all the Directors in attendance.



                           Sao Paulo, May 31st, 2004.


Mario Cesar Pereira de Araujo                                   Franco Bertone
         Chairman                                               Director

                               Isaac Selim Sutton
                                    Director


                                                               Fabiano Gallo
                                                               Secretary

                                        AGREEMENT AND JUSTIFICATION OF MERGER OF
                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.
                                        INTO TELE CELULAR SUL PARTICIPACOES S.A.





By this private instrument, the Parties hereunder:


TELE CELULAR SUL PARTICIPACOES S.A., a corporation with head office at Rua Comendador Araujo no 299, 3 andar, Curitiba, Parana, registered with CNPJ/MF Corporate Taxpayer Roll under no 02.332.397/0001-44, represented herein pursuant to its by-laws (hereinafter referred to simply as "TSU" or "Merging Company");


TELE NORDESTE CELULAR PARTICIPACOES S.A., a corporation with head office at Av. Ayrton Senna da Silva no 1.633, Jaboatao dos Guararapes, Pernambuco, registered with CNPJ/MF Corporate Taxpayer Roll under no 02.558.158/0001-18, represented herein pursuant to its by-laws (hereinafter referred to simply as "TND" or "Merged Company", which will also be referred to, individually, as Party and, collectively, as Parties);


Whereas, the Parties' directors concluded that the merging of TND into the Merging Company would be advisable so as to optimize and integrate those companies' administrative structures, thus reducing administrative and operating costs, and enabling the concentration of the liquidity ratio of the shares issued by the Parties;


Whereas, the Parties' directors approved (1) the timely submittal of the captioned merger to the appreciation of their shareholders and (2) the execution of this agreement of merger;


The Parties have decided to execute, under the best legal terms, this Agreement and Justification of Merger (the "Agreement"), which has the purpose of setting forth, pursuant to articles 224 and 225 of Law no 6404/76, the basic conditions for the merger of the Merged Company into the Merging Company, which shall be submitted in due course to the deliberation of the Parties' shareholders:


                                    AGREEMENT


Section One -     EQUITIES.


1.1 The equity of the Merged Company that will be transferred to the Merging Company shall consist of the assets and liabilities appraised by a specialized company, pursuant to section two hereunder and reflected on the financial statements to be subsequently prepared on June 30, 2004 (reference date for the merger), which will be audited and attached to the net book value appraisal report, to be prepared based on the aforementioned financial statements, of June 30, 2004. Said report will be filed in TSU's headquarters.


Section Two - APPRAISALS.


2.1 Appraisal based on Economic Value. The Merged Company and the Merging Company were appraised by Banco ABN-AMRO Real S.A., a financial institution with head office at Av. Paulista, 1374, 16 andar, Centro, Sao Paulo, SP, registered with CNPJ/MF Corporate Taxpayer Roll under no 33.066.408/0001-15, especially hired therefor, which produced the reports to be filed in TSU's headquarters, under which the Merged Company and the Merging Company were appraised, as on March 31, 2004, based on their economic value, through the discounted cash flow method, at current values. The value of the net indebtedness used in the Appraisal of TND included the payment of R$31.5 million, perfected on April 8, 2004, regarding the exercise of the right to withdraw by the minority shareholders of Teleceara Celular S.A., Telepisa Celular S.A., Telern Celular S.A., Telpa Celular S.A. and Telasa Celular S.A, related to their incorporation by Telpe Celular S.A. That appraisal resulted in a range of values of the shareholders' capital ("equity value"), employing a variation of the discount rate and a variation of the cash flow growth rates on a permanent basis. The aforementioned value interval is listed in the following table:

-----------------------------------------------------------------------------------------------------

                    MEAN POINT OF THE VALUE        NUMBER OF SHARES        ECONOMIC VALUE PER SHARE
                    RANGE IN ECONOMIC VALUE     (COMMON AND PREFERRED)          AS ON 03/31/04
                             AS ON
                            03/31/04                 (in millions)                 (in R$)
                     (in thousands of R$)
    COMPANY
-----------------------------------------------------------------------------------------------------
      TND                 2,456,095.38                  359,268                     6.8364
-----------------------------------------------------------------------------------------------------
      TSU                 2,631,349.04                  356,478                     7.3815
-----------------------------------------------------------------------------------------------------

2.2 Appraisal based on Book Value. The appraisal based on the companies' book values will be prepared by ACAL Consultoria e Auditoria S.S., a company with head office at Av. Rio Branco, 181, 18 andar - Centro, Rio de Janeiro, RJ, registered with CNPJ/MF Corporate Taxpayer Roll under no 28.005.734/0001-81, especially hired therefor, which will produce the reports to be filed in TSU's headquarters, under which the Merged Company and the Merging Company will be appraised, on the same reference date (June 30, 2004), based on their book value, with the examination of the financial statements of the Merged Company and the Merging Company. Upon the completion of the appraisal anticipated in this Section, the following table shall be filled in:

-------------------------------------------------------------------------------------------------------

                        NET BOOK VALUE AS ON         NUMBER OF SHARES        NET BOOK VALUE PER SHARE
                              06/30/04            (COMMON AND PREFERRED)          AS ON 06/30/04

      COMPANY           (in thousands of R$)         (in thousands)                 (in R$)
-------------------------------------------------------------------------------------------------------
        TND            xxxxxxxxxxxxxxxxx          Xxxxxxxxxxxxxxxxx           Xxxxxxxxxxxxxxxxx
-------------------------------------------------------------------------------------------------------
        TSU            xxxxxxxxxxxxxxxxx          Xxxxxxxxxxxxxxxxx           Xxxxxxxxxxxxxxxxx
-------------------------------------------------------------------------------------------------------

2.3 Appraisal based on Equity at Market Values. The appraisal based on the companies' equities at market values will be prepared by ACAL Consultoria e Auditoria S.S., especially hired therefor, which will produce the reports, to be filed in TSU's headquarters, under which the Merged Company and the Merging Company will be appraised, on the same reference date (June 30, 2004), according to their equity value considering market prices. Upon the completion of the appraisal anticipated in this Section, the following table will be filled in:

---------------------------------------------------------------------------------------------------------------

                             NET EQUITY AT MARKET         NUMBER OF SHARES          NET EQUITY AT MARKET
                            VALUES AS ON 06/30/04      (COMMON AND PREFERRED)      VALUES PER SHARE AS ON
                                                                                          06/30/04
          COMPANY            (in thousands of R$)         (in thousands)                  (in R$)
---------------------------------------------------------------------------------------------------------------
            TND              Xxxxxxxxxxxxxxxxx          Xxxxxxxxxxxxxxxxx           Xxxxxxxxxxxxxxxxx
---------------------------------------------------------------------------------------------------------------
            TSU              Xxxxxxxxxxxxxxxxx          Xxxxxxxxxxxxxxxxx           Xxxxxxxxxxxxxxxxx
---------------------------------------------------------------------------------------------------------------




Section Three - EXCHANGE RATIOS.

3.1 Based on the aforementioned appraisal report the management of TSU and TND agreed upon the exchange ratio set forth in column 4 of Section 3.3 which falls within the value interval established in the appraisal performed by Banco ABN-AMRO Real S.A., which was considering the discounted cash flow of the Merged Company and the Merging Company, as of March 31, 2004. The Parties understand that the most equitable exchange ratios are reached based on the economic value.

3.2 The shareholders and ADS (American Depositary Shares) holders of the Merged Company will receive the following numbers of shares and ADSs, respectively:


---------------------------------------------------------------------------------------------------------------
                                                          TYPE AND NUMBER OF TSU-ISSUED SHARES / ADSs TO BE
   SHAREHOLDER / ADS HOLDER OF MERGED COMPANY (TND)                            RECEIVED
                                                                   (PER INDIVIDUAL TND SHARE / ADS)
---------------------------------------------------------------------------------------------------------------
              COMMON SHAREHOLDERS OF TND                                 0.9261 COMMON SHARES
---------------------------------------------------------------------------------------------------------------
             PREFERRED SHAREHOLDERS OF TND                             0.9261 PREFERRED SHARES
---------------------------------------------------------------------------------------------------------------
                  ADS HOLDERS OF TND                                         1.8522 ADSs
---------------------------------------------------------------------------------------------------------------

3.3 Exchange ratio and Calculation of Exchange ratio based on Net Equity at Market Values, of the Merged Company and the Merging Company, for the purposes of Comparison set forth in art. 264 of Law no 6404/76, and of the Reimbursement
Value based on the Net Book Value. Since the transaction will be effected between companies controlled by the same parent, which entails the applicability of art. 264 of Law no 6404/76, the company ACAL Consultoria e Auditoria S.S.
will ascertain the following net equity values at market prices of the Merged
Company and the Merging Company as on June 30, 2004, thereafter fully completing the following table:




---------------------------------------------------------------------------------------------------------------

                                              Exchange ratio per      Exchange ratio      Reimbursement Value
                                              share of the Merged   proposed by TSU to    per Share computed
                                               Company (TND) at     the Shareholders of    based on Net Book
                                                  book values      Merged Company (TND)     Value of Merged
                                              considering market     based on economic       Company (TND)
                         Equity at Market     prices - Art. 264 -         value                 (in R$)
                       Values per Share (in    Law no. 6404/76)      (per individual
                                R$)                                       share)

       Company


         (1)                  (2)                    (3)                      (4)                 (5)

---------------------------------------------------------------------------------------------------------------

         TND           Xxxxxxxxxxxxx         Xxxxxxxxxxxxx                0.9261         Xxxxxxxxxxxxx
---------------------------------------------------------------------------------------------------------------

         TSU           Xxxxxxxxxxxxx         Xxxxxxxxxxxxx                0.9261         Xxxxxxxxxxxxx
---------------------------------------------------------------------------------------------------------------

Pursuant to the provisions in ss.3 of art. 264 of Law no 6404/76, if the exchange ratio set forth in column "3" above is more advantageous than the exchange ratio set forth in column "4" above, the common shareholders of TND that dissent to the merger will have the option of exercising their right to withdraw, based on the equity at market values (column "2" above) or based on the net book value (column "5" above) appraised as of June 30, 2004, based on the balance sheet to be approved by the general shareholders meeting.


If, however, the exchange ratio set forth in column "3" above is less advantageous than the exchange ratio set forth in column "4" above, the common shareholders of TND that dissent to the merger will not have the option of exercising their right to withdraw based on the equity at market values, exercising their right to withdraw based exclusively on the net book value (column "5" above) appraised as of June 30, 2004.


3.4 As provided in paragraphs "a" and "b" of item II in art. 137 of Law no 6404/76, further detailed in Section 6.2 hereunder, the preferred shareholders of TND will not have the right to withdraw.


Section Four - CHANGES IN EQUITY.

4.1 Any changes in equity after the reference date of the Balance Sheets of the Merged Company (June 30, 2004) shall be accounted for by the Merged Company, provided that after the execution of the merger the Merging Company shall absorb any such changes in equity into its accounting books.


Section Five - CAPITAL STOCK, OTHER NET EQUITY ACCOUNTS AND INTERESTS.

5.1 The assets of the Merged Company will revert to the equity of the Merging Company. Any balances in the credit and debit accounts of the Merged Company will be transferred to the accounting books of the Merging Company, line by line, with any necessary adjustments. The merged company will be lawfully extinguished.

5.2 As a result of the captioned merger, the capital stock of the Merging Company will be increased as indicated in the book value appraisal report produced by ACAL Consultoria e Auditoria S.S. (Section 2.2 of this Agreement). This increase will be represented by a certain number of common and preferred shares issued by the Merging Company, replacing the shares of the Merged Company which will be cancelled, insofar as a number of said issued shares will be assigned to their respective holders, pursuant to the table in Section 3.2 above.

5.3 All other net equity accounts of the Merged Company will revert to the net book equity of the Merging Company, in the respective book accounts of the same kind registered in the books of the Merging Company, or in new accounts to be created as of the merger.

5.4 The credits to which the Merged Company is entitled as a result of the capitalization of the special premium reserves in TIM Nordeste Telecomunicacoes S.A. shall be transferred to the Merging Company in view of the lawful principle of succession resulting from the present merger.

5.5 In regard to the shareholders of the Merged Company that do not hold the minimum number of shares required to receive at least one share of the Merging Company, they will have a period of 30 (thirty) days, counting from the publication of the minutes of the Special Shareholders' Meeting of the Merging Company that approves the transaction, to choose one of the following options:
(i) to receive, in Brazilian currency, the value of the share fractions to which they are entitled, pursuant to the value used as a basis for the definition of the exchange ratio, provided those funds will be made available to those shareholders at any branch of Banco ABN AMRO Real S.A., the custodian of the shares of the Merged Company and the Merging Company, or (ii) to accept from the controlling shareholder of the Merging Company a share issued by the Merging Company of the same kind held in the Merged Company, provided this option is made within 30 (thirty) days as of the publication of the minutes of the Special Shareholders' Meeting of the Merging Company that approves the transaction. In regard to all other shareholders of the Merged Company, the share fractions will be grouped and sold at the Sao Paulo Stock Exchange ("Bovespa"), at market prices, and the net amount raised will be paid proportionately to the holdings of said shareholders within 60 (sixty) days, counting from the publication of the minutes of the Special Shareholders' Meeting of the Merging Company that approves the transaction.

5.6 Once the value of the capital stock increase of the Merging Company has been determined, the Company's ownership will be established by common and preferred shares, with the completion of the following tables:




---------------------------------------------------------------------------------------------------------------
CURRENT VALUE OF THE PAID UP CAPITAL STOCK                 R$ 456,265,808.31
---------------------------------------------------------------------------------------------------------------
VALUE OF THE INCREASE IN THE CAPITAL STOCK WITH THE        R$ XXXXXXXXXXXXXXXXXXXXX
MERGER
---------------------------------------------------------------------------------------------------------------
VALUE OF THE NEW PAID UP CAPITAL STOCK                     R$XXXXXXXXXXXXXXXXXXXXX
---------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------
TSU Share Type                               Number                    Percentage of Total Capital
---------------------------------------------------------------------------------------------------------------

               Common                 Xxxxxxxxxxxxxxxxxxxxxxx             Xxxxxxxxxxxxxxxxxxxxx%
---------------------------------------------------------------------------------------------------------------

              Preferred               Xxxxxxxxxxxxxxxxxxxxxxx             Xxxxxxxxxxxxxxxxxxxxx%
---------------------------------------------------------------------------------------------------------------

5.7 The shares of TSU shall not be modified in any way, as a result of the merger, with regards to any equity and political rights they convey. The rights of the preferred shares of TSU are the same as those of the preferred shares of TND. Similarly, the common shares of TSU have the same rights as the common shares of TND.


Section Six - RIGHT TO WITHDRAW


6.1 The merger will grant the common shareholders of the Merged Company that dissent to the merger the right to withdraw, provided they prove to be the titleholders of common shares issued by Merged Company as on the publication date of the Notice of Material Fact, pursuant to the provisions in paragraph 1 in art. 137 of Law no 6404/76. As per the option granted under paragraph 1 of article 45 c/c paragraphs 3 and 4 of art. 264 of Law no 6404/76, the dissident shareholders of TND will be entitled to receive the reimbursement amounts per share set forth in column "5" of Section 3.3 above. Those values will be computed based on the net book value of the shares as on June 30, 2004. However, if the exchange ratio set forth in column "3" of Section 3.3 above is more advantageous than the exchange ratio set forth in column "4" of Section 3.3 above, the common shareholders of TND that dissent to the merger may choose to exercise their right to withdraw, based on the equity at market values (column "2" of Section 3.3), or based on the net book value (column "5" of Section 3.3).


6.2 Since the preferred shares issued by TND: (a) constitute the portfolio used in the calculation of the Bovespa index (liquidity ratio) and (b) over 50% (fifty percent) of the preferred shares of TND are outstanding, that is to say, are not held by the controlling shareholder of TND or persons related thereto (dispersement), the preferred shareholders of TND will not have the right to withdraw, pursuant to the provisions in letters "a" and "b" of item II of art. 137 of Law no 6404/76.


6.3 The application/exercise of the right to withdraw by the common shareholders of TND may be effected within up to 30 (thirty) days after the publication date of the minutes of the Special Shareholders' Meeting of the Merging Company that approves the merger contemplated in this Agreement. The intent to exercise the right to withdraw must be expressed under a form, which shall be filed with any branch of Banco ABN AMRO Real S.A.


Section Seven - RECONSIDERATION/CANCELLATION OF TRANSACTION

7.1 As provided for in paragraph three of Art. 137 of Law 6404/76, if the total value of the reimbursement payments compromises the financial stability of the Merging Company, its administration may call a new Special Shareholders' Meeting of the Merging Company, within 10 (ten) days after the expiration of the term to exercise the right to withdraw, for the sole purpose of confirming or reconsidering the resolution that approved the merger that is the subject of this agreement.


Section Eight - AMENDMENTS TO THE BY-LAWS OF THE MERGED COMPANY.


8.1 The Special Shareholders' Meeting of the Merging Company that will decide on the merger shall also deliberate on the amendment of art. 1 of the By-laws, to change the trade name of the Merging Company.

8.2 As a result of the merger, the Special Shareholders' Meeting of the Merging Company shall deliberate on the amendment of Art. 5 and Art. 6 of the Merging Company's By-laws, in order to reflect the new value and composition of the capital stock as well as the new limit of the Company's authorized capital stock.

8.3 The head office of the Merged Company, located at Av. Ayrton Senna da Silva no 1.633, Jaboatao dos Guararapes, in the State of Pernambuco, will become a branch of the Merging Company. Likewise, the branches of TND will become branches of TSU.


Section Nine - DIVIDENDS

9.1 Profit Sharing as of the Fiscal Year of 2004. The shares issued by the Merging Company as a result of the merger, jointly with the preexisting shares issued by the Merging Company, shall be entitled to all the dividends referring to the profits accumulated as of January 1, 2004, except as regarding the dividends to be paid from the "special dividends reserve" to which only the shareholders of TND on April, 5 2002 will be entitled to.


Section Ten - NONEXISTENCE OF OMITTED CONTINGENCIES

10.1 The administration of the Merging Company is not aware of any liability or material contingency unaccounted for by the Merged Company that is capable of having an adverse impact on the equity or on the businesses of the Merging Company after the perfection of the merger and the resulting assumption of those liabilities by the Merging Company.


Section Eleven - CONDITIONS TO THE EFFECTIVENESS OF THE MERGER


11.1 This transaction shall be communicated to Brazil's National
Telecommunications Agency - ANATEL, for regulatory purposes.


11.2 TSU shall register this transaction with the securities regulatory authority of the United States, the Securities and Exchange Commission ("SEC"), under a F-4 form, and the merger set forth in this Agreement may only be executed 20 (twenty) business days after the F-4 form is declared effective by the SEC.


11.3 As provided in Section Thirteen hereunder, TSU shall prepare a book value appraisal and an equity appraisal at market prices, based on the financial statements of the Merged Company and the Merging Company, of June 30, 2004, to be prepared by ACAL Consultoria e Auditoria S.S. After those reports have been received, the Parties shall stipulate: (a) the value of the capital increase of TSU (Merging Company) as a result of the merger, (b) the final number of shares representing said capital increase, and (c) the reimbursement value(s) to the common shareholders of TND.


11.4 After the appraisals referenced in Section 11.3 above, the Boards of Directors of the Merged Company and the Merging Company will be called to review the final draft of this Agreement of Merger, as well as the wording of the notice of material fact, containing all the details of the merger, as determined by CVM Instruction no 319/99.


11.5 The effectiveness of the final draft of this Agreement of Merger will be subject to the approval of the shareholders of the Merged Company and the Merging Company in Special Shareholders' Meetings.


11.6 The Merging Company will undertake active and passive responsibility for the Merged Company's equity, which will revert to it under this Agreement of Merger.


                                  JUSTIFICATION


Section Twelve - MOTIVATION FOR THE TRANSACTION.


12.1 The corporate restructuring of the Parties by means of the captioned merger resulted from their directors' intention to operatively integrate the two companies, to enable the reduction of the administrative costs required to maintain the two distinct legal structures, and to concentrate the liquidity ratio of the TND and TSU shares, as well as the optimization of the access to capital by means of financial statements indicating the consolidation of both companies, thereby, making them even more transparent to the capital and financial markets.


Section Thirteen - AMENDMENTS TO THIS AGREEMENT AND EXECUTION OF THE FINAL
DRAFT.


13.1 Once the appraisal reports by ACAL Consultoria e Auditoria S.S. have been completed, based on the net book value and the equity at market price, both supported by the financial statements to be prepared and audited as on the reference date of June 30, 2004, the Administrations of the Merged Company and the Merging Company will arrange for the execution of a final draft of this Agreement of Merger. Among other additions, the final draft of this Agreement of Merger will include the tables set forth in sections 2.2, 2.3, 3.2, 3.3 and 5.6, duly completed.


13.2 The exchange ratio foreseen in Section 3 herein can be altered by the Parties should any material event occur which has a relevant impact on the economic, financial and/or operational conditions of either Party.


13.3 Any amendment to this Agreement and Justification of Merger shall only be valid if formalized in writing, and signed by the legal representatives of the Merged Company and the Merging Company.


And, being so agreed and contracted, the Parties sign this Agreement and Justification of Merger in 8 (eight) counterparts of equal content and form, and to one and the same effect, in the presence of the undersigned witnesses.


                             Sao Paulo, May 31, 2004


                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

    By: /s/ Walmir Urbano Kesseli              By: /s/ Rogerio Lyra
        -------------------------                  --------------------
    Name:  Walmir Urbano Kesseli               Name:  Rogerio Lyra
    Title: Chief Financial Officer             Title: Chief Commerical Officer




                       TELE CELULAR SUL PARTICIPACOES S.A.


    By: /s/ Alvaro Pereira de Moraes Filho     By: /s/ Paulo Roberto Cruz Cozza
        ----------------------------------         ----------------------------
    Name:  Alvaro Pereira de Moraes Filho      Name:  Paulo Roberto Cruz Cozza
    Title: Chief Executive Officer             Title: Chief Financial Officer


Witnesses:


1._______________________                         2._______________________


Name:____________________                         Name:____________________


Id.:_____________________                         Id.:_____________________

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date:    June 3, 2004

                                   By:     /s/  WALMIR URBANO KESSELI
                                        ----------------------------------------
                                   Name:   Walmir Urbano Kesseli
                                   Title:  Chief Financial Officer